Via Facsimile and U.S. Mail
Mail Stop 6010

March 1, 2007

Dianne M. Lyons
Vice President, Chief Financial Officer and
Principal Accounting Officer
United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52407

Re: **United Fire & Casualty Company**
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File Number: 002-39621

Dear Ms. Lyons:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief